MINISTRY PARTNERS™

October 9, 2012

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington D.C. 20549

Attention: Mr. Michael Volley, Staff Accountant

Re:	Ministry Partners Investment Company, LLC Registration Statement on Form S-1 filed June 24, 2011, as amended File No.: 333-175144

Dear Mr. Volley:

The undersigned Registrant of the above-captioned issuer, Ministry Partners Investment Company, LLC, hereby requests that the effectiveness of the above-referenced Registration Statement for the sale of up to $75.0 million of Registrant’s Class A Notes be accelerated so that the Registration Statement will become effective by October 11, 2012 at 4:00 p.m. (Eastern Time), or as soon thereafter as practicable.

The Registrant acknowledges to the Commission that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

/s/ Billy M. Dodson

Billy M. Dodson, President